Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

DNB Financial Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-126610) on Form S-8 of DNB Financial Corporation, of our report dated June 26, 2019, with respect to the statements of net assets available for benefits of the DNB First 401(k) Retirement Plan as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years ended December 31, 2018 and 2017 and the related supplemental schedule of assets (held at end of year) as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 11-K of the DNB First 401(k) Retirement Plan.

/s/ Fischer Cunnane & Associates Ltd

Fischer Cunnane & Associates Ltd

Certified Public Accountants

June 26, 2019